

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

**DIVISION OF
CORPORATION FINANCE**

December 19, 2014

<u>Via E-Mail</u>
Steven Darak
Chief Financial Officer
IMH Financial Corporation
7001 N. Scottsdale Rd., Suite # 2050
Scottsdale, Arizona 85253

> **Re: IMH Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 28, 2014**
> **File No. 000-52611**

Dear Mr. Darak:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Staff Accountant